VOYA LETTERHEAD

LAW & COMPLIANCE/ PRODUCT FILING UNIT
ONE ORANGE WAY
WINDSOR, CT 06095-4774

PETER M. SCAVONGELLI

VICE PRESIDENT, CHIEF COUNSEL

PHONE: (860) 580-1631 | EMAIL: PETER.SCAVONGELLI@VOYA.COM

April 1, 2024

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registrant: Voya Retirement Insurance and Annuity Company
Form S-3 Initial Registration
Prospectus Title: Voya Multi-Rate Annuity

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company, as Registrant, and Voya Financial Partners, LLC, as Principal Underwriter, hereby request acceleration of the above-referenced Registration Statement to May 1, 2024, in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-1631.

Sincerely,

/s/ Peter M. Scavongelli
Peter M. Scavongelli

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